

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 25, 2013

Via E-mail
Cao Lei
President and Chief Executive Officer
Sino-Global Shipping America, Ltd.
136-56 39th Avenue, Room #305
Flushing, NY 11354

>   **Re: Sino-Global Shipping America, Ltd.**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed March 14, 2013**
>   **File No. 001-34024**

Dear Mr. Lei:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A

General

1. We note that certain portions of your Definitive Proxy Statement for your 2013 Annual Meeting are to be incorporated by reference into your Form 10-K for the Fiscal Year Ended June 30, 2012 in reliance on General Instruction G.(3) of Form 10-K. As you have yet to file your Definitive Proxy Statement for your 2013 Annual Meeting, we also note that you did not comply with the 120-day period set forth in such instruction. Please confirm that in future filings, to the extent that you omit information in reliance on General Instruction G.(3) of Form 10-K, that you will comply with the 120-day period set forth in such instruction. Please also confirm your understanding that you are considered an untimely filer and you would therefore not be eligible to use Form S-3 until after you subsequently file your Exchange Act reports on a timely basis for 12 calendar months after the original Form 10-K due date.

2. Please revise your proxy statement to include a shareholder advisory vote to approve the compensation of your named executive officers, as disclosed in your proxy statement pursuant to Item 402 of Regulation S-K, and a shareholder advisory vote as to whether the shareholder vote to approve the named executive officer compensation should occur every 1, 2 or 3 years. See Rule 14a-21 of Regulation 14A and Item 24 of Schedule 14A.

3. Please file a form of proxy card as required by Rule 14a-6 of Regulation 14A.

Proposal Two, page 7

What level of control does the Investor intend to exert on our Company?, page 9

4. Please disclose in this section what percentage of your issued and outstanding common stock Mr. Zhang will own after the transaction takes place.

Board of Directors and Corporate Governance Information, page 12

5. Please provide the Director Compensation Table disclosure required by Item 402(r) of Regulation S-K.

Outstanding Equity Awards at Fiscal Year-End, page 19

6. We note that you have provided certain information required by Item 201(d) of Regulation S-K, Securities Authorized for Issuance Under Equity Compensation Plans, under this heading. Please revise to correct the heading for this table to Equity Compensation Plan Information and include two additional rows as required by Item 201(d) labeled 'Equity compensation plans not approved by security holders' and 'Total.' Please also provide the Outstanding Equity Awards at Fiscal Year-End Table disclosure required by Item 402(p) of Regulation S-K.

Exhibits

7. Please label the exhibits Exhibit A and B as referenced in the proxy statement. Please also file Exhibit A to the Share Purchase Agreement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Ada D. Sarmento at (202) 551-3798 or me at (202) 551-3755 with any questions.

Sincerely,

/s/ Max A. Webb

Max A. Webb
Assistant Director

cc: via e-mail
        Anthony W. Basch, Esq.